                                     FORM 3

                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:          Richard E. Wilkes

  Address of Reporting Person:       505 Sansome Street, #1420
                                     San Francisco, CA 94111

2.   Date of Event Requiring Statement  11/24/98

3.   Social Security # (Voluntary):

4.   Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

5.   Relationship of Reporting Person:  Director

6.   If Amendment, Date of Original:

7.   Reporting By:                      One Reporting Person


     Table I Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
----------
   1            2           3         4
--------  ------------  ---------  ---------
 Title       Amount     Ownership  Nature of
  of      Beneficially    Form      Indirect
Security    Owned         D/I      Ownership
--------  ------------  ---------  ---------
Common       0

</table

             Table II Derivative Securities (D/S) Beneficially Owned
--------------------------------------------------------------------------------
---------------------
   1              2                   3            4        5         6
------  ---------------------  ---------------  --------  ------  ---------
 Title     Date       Date     Title/Number     Exercise   Owner  Type of
  of    Exercisable  Expires     Underlying      Price     ship     (I)
  D/S     M/D/Y       M/D/Y      Securities      of D/S     D/I   Ownership
------  -----------  --------  ------  -------  --------  ------  ---------
Option   11/24/99    11/24/03  Common   40,000  $0.6375      D

<F1>
Non-employee director options vest at the rate of 25% per year based on continuing service.

/s/  Richard E. Wilkes               12/08/98
     -----------------------------   ---------
     Signature of reporting person   Date